BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.        Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.        Date of Material Change

The date of the material change is May 12, 2010.

3.        News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:             May 12, 2010

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.        Summary of Material Change

Yukon-Nevada Gold Corp. announces closing of its Flow-Through Private Placement.

5.        Full Description of Material Change

Yukon-Nevada Gold Corp. (the "Company") announces that, further to its news release of April 28, 2010, the Company has closed its private placement for gross proceeds of $9,503,749.74, from the issuance of an aggregate of 34,559,090 flow-through shares (the “FT Shares”) at $0.275 per FT Share in two tranches. The Agent for the brokered portion of the private placement was Byron Securities Limited (the “Agent”).

In connection with the brokered component of the private placement, the Company paid to the Agent a commission of $527,999.98 cash and 640,000 share purchase warrants (the “Agent’s Warrants”). The Agent also received a Corporate Finance Fee of $50,000 cash (plus GST) and 60,000 Agent’s Warrants. Each Agent’s Warrant will entitle the Agent to purchase one Common Share of the Company for a period of two years at an exercise price of $0.275 Common Share.

On May 6, 2010, the Company closed the non-brokered component of the private placement for 8,959,091 FT Shares, and proceeds of $2,463,750. There was no finder’s fee or commission payable with respect to the non-brokered private placement.

All securities issued pursuant to these private placements are subject to a four month hold period, commencing on their respective closing dates.

The proceeds from the private placements will be used on the continued exploration of the Company’s Ketza River Property, Yukon Territory.

6.        Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.        Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.        Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.        Date of Report

Dated at Vancouver, BC this 18th day of May, 2010.

“Robert F. Baldock”
Robert F. Baldock, President and CEO